# SEC Schedule 13D/A (Amendment No. 26) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hess Midstream LP, CIK 0001789832
CUSIP: 428103105
Title of class of securities: Class A Shares
Address of issuer's principal executive offices: 1400 Smith Street, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 03/02/2026
Filed by CIK 0001702361
Persons authorized to receive notices and communications: Mary A. Francis, c/o Chevron Corporation, 5001 Executive Parkway, Suite 200, San Ramon, California (CA), 94583, (925) 842-1000

## Reporting persons
- Hess Investments North Dakota LLC (CIK 0001702361): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 78,276,485; sole dispositive power 0; shared dispositive power 78,276,485; aggregate amount beneficially owned 78,276,485 (37.8% of the class)
  Comment: Delaware Limited Liability Company
- Hess Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 78,276,485; sole dispositive power 0; shared dispositive power 78,276,485; aggregate amount beneficially owned 78,276,485 (37.8% of the class)
- Chevron Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 78,276,485; sole dispositive power 0; shared dispositive power 78,276,485; aggregate amount beneficially owned 78,276,485 (37.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Shares
Name of issuer: Hess Midstream LP
Address of issuer's principal executive offices: 1400 Smith Street, HOUSTON, Texas (TX), 77002
Comment: This Amendment No. 26 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on December 17, 2019 (as amended, the "Statement"), relating to the Class A Shares representing limited partner interests (the "Class A Shares") of Hess Midstream LP, a Delaware limited partnership (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Statement is hereby amended and replaced in its entirety as follows:

The reporting persons are (i) Chevron Corporation ("Chevron"), (ii) Hess Corporation ("Hess") and (iii) Hess Investments North Dakota LLC ("HINDL" and, together with Chevron and Hess, collectively, the "Reporting Persons").
Residence or business address: Each of the Reporting Persons is organized under the laws of the State of Delaware. The principal business address of each of Chevron, Hess and HINDL is 1400 Smith Street, Houston, TX 77002.
Present principal occupation or employment: Chevron manages its investments in subsidiaries and affiliates and provides administrative, financial, management and technology support to U.S. and international subsidiaries that engage in integrated energy and chemicals operations. Upstream operations consist primarily of exploring for, developing and producing crude oil and natural gas; processing, liquefaction, transportation and regasification associated with liquefied natural gas; transporting crude oil by major international oil export pipelines; transporting, storage and marketing of natural gas; and a gas-to-liquids plant. Downstream operations consist primarily of refining crude oil into petroleum products; marketing of crude oil and refined products; transporting crude oil and refined products by pipeline, marine vessel, motor equipment and rail car; and manufacturing and marketing of commodity petrochemicals, plastics for industrial uses and fuel and lubricant additives. Hess and HINDL are engaged in the energy business.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the "Listed Persons"), required by Item 2 of Schedule 13D is provided on Schedule A and is incorporated by reference herein. To the Reporting Persons' knowledge, none of the persons listed on Schedule A as a director or executive officer of Chevron, Hess or HINDL have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

March 2026 Repurchase Agreement

On March 2, 2026, the Issuer, Hess Midstream Operations LP ("HESM Opco") and HINDL entered into a Unit Repurchase Agreement (the "March 2026 Repurchase Agreement"), pursuant to which HESM Opco agreed to purchase from HINDL 455,811 Opco Class B Units (the "Repurchased Units"), for an aggregate purchase price of approximately $18 million, or $39.49 per unit (the "March 2026 Repurchase Transaction"). On March 4, 2026, the March 2026 Repurchase Transaction closed. Pursuant to the terms of the March 2026 Repurchase Agreement, immediately following the closing of the March 2026 Repurchase Transaction, HESM Opco cancelled the Repurchased Units, and the Issuer cancelled, for no consideration, an equal number of Class B Shares held by HINDL in accordance with Section 5.5(e) of the Amended Opco Partnership Agreement.

The above description of the March 2026 Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5.

The information on the cover pages sets forth the aggregate number of Class A Shares and percentage of Class A Shares outstanding beneficially owned by each of the Reporting Persons, based on 129,403,244 Class A Shares outstanding as of March 2, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained on the cover pages is incorporated by reference to this Item 5.

HINDL is the record holder of (i) 449,000 Class A Shares and (ii) 77,827,485 Opco Class B Units, which may be redeemed for Class A Shares on a one-for-one basis at the option of the holder.

HINDL is a direct, wholly owned subsidiary of Hess. Hess is a direct, wholly owned subsidiary of Chevron. As a result, Chevron and Hess may be deemed to share beneficial ownership of the securities held of record by HINDL.
Transactions in the class effected during the past sixty days: Except as described in Item 4, none of the Reporting Persons nor Related Persons has effected any transactions in the Class A Shares or Opco Class B Units in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the March 2026 Repurchase Agreement and is incorporated herein by reference. A copy of this agreement is attached as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit 26: Unit Repurchase Agreement, dated as of March 2, 2026, by and among Hess Midstream Operations LP, Hess Midstream LP and Hess Investments North Dakota LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on March 4, 2026).

## Signatures
- Hess Investments North Dakota LLC: /s/ Kari H. Endries, Kari H. Endries, Assistant Secretary (03/04/2026)
- Hess Corporation: /s/ Kari H. Endries, Kari H. Endries, Vice President and Assistant Secretary (03/04/2026)
- Chevron Corporation: /s/ Jessica G. Cauley, Jessica G. Cauley, Assistant Secretary (03/04/2026)